BRF S.A.
Publicly-Held Company
CNPJ No. 01.838.723/0001-27
NIRE 42.300.034.240

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 13, 2023

1	DATE, TIME, AND PLACE: Meeting held on July 13, 2023, at 17:30 p.m., electronically and at BRF S.A.’s (“Company”) office located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 24th floor, Chácara Santo Antônio, CEP 04794-000.
2	CALL AND ATTENDANCE: The call notice was waived due to the express consent of all members of the Company's Board of Directors. Were present the following board members: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mrs. Deborah Stern Vieitas, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mr. Aldo Luiz Mendes. The board member Mr. Pedro de Camargo Neto sent voting instructions and was represented by the board member Mr. Augusto Marques da Cruz Filho, pursuant to article 22 of the Company's bylaws ("Bylaws"). Additionally, Mr. Attilio Guaspari, Mr. Marco Antônio Peixoto Simões Velozo and Mr. Bernardo Szpigel, members of the Company's Fiscal Council, attended the meeting as well as Mr. Miguel de Souza Gularte, Global Chief Executive Officer, and Mr. Fabio Luis Mendes Mariano, Financial Vice President and Investor Relations Officer of the Company.
3	PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.
4	AGENDA: Following the resolution approved at the meeting of the Company's Board of Directors, held on July 3, 2023, to discuss and to deliberate on: (i) the determination and justification of the issuance price per common share issued by the Company (“Shares”), within the scope of the public offering for the primary distribution of Shares issued by the Company, carried out in the Federative Republic of Brazil (“Brazil”), pursuant to Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 160, of July 13 , 2022, as amended (“CVM Resolution 160”), with placement efforts abroad (“Offering”); (ii) the approval of the Company's capital increase, within the limit of its authorized capital, through the issuance of Shares, excluding the preemptive right and with the granting of priority in the subscription of the Shares, pursuant to article 172, I, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and article 8 of the Bylaws, granting priority rights to shareholders, pursuant to article 53 of CVM Resolution 160 and in accordance with the procedures and deadlines described in the Material Fact disclosed by the Company on July 3, 2023 (“Priority Right”); (iii) the verification of the number of Shares subscribed and paid in the context of the Offering, as well as the approval of the ratification of the Company's capital increase; (iv) the approval, ad referendum of the next

Shareholders' Meeting of the Company, of the modification of the caput of article 5 of the Bylaws; and (v) the authorization for the Company's Board of Executive Officers to take the measures and practice all eventual acts necessary to carry out the subscription of Shares by the Company in the Offering and the ratification of the acts that the Company's Board of Executive Officers has already practiced under the Offering.

5	RESOLUTIONS: The members of the Board of Directors, after examining and discussing the matters on the agenda and in view of the opinion of the members of the Fiscal Council set out in Exhibit I to these minutes, decided, by unanimous vote and without reservations, to:
5.1	approve an issuance price of R$ 9.00 (nine reais) per Share under the Offering (“Price per Share”), which was determined after the completion of the procedure for the collection of investment intentions carried out in Brazil, together with professional investors and certain foreign investors (“Bookbuilding Procedure”), making the total amount of the Offering at R$ 5,400,000,000.00 (five billion, four hundred million reais). Pursuant to item I and III, paragraph 1, of article 170 of the Brazilian Corporation Law, the choice of criteria for setting the Price per Share is justified insofar as the market value of the Shares to be subscribed was assessed with the completion of the Bookbuilding Procedure, which reflects the value at which professional investors submitted their Share subscription orders in the context of the Offering, therefore, not promoting unjustified dilution of the Company's current shareholders;
5.2	approve, as a result of the resolution taken in item 5.1 above, approve the issuance of 600,000,000 (six hundred million) new Shares, at the total issue price of R$ 5,400,000,000.00 (five billion, four hundred million reais), within the limit of its authorized capital, excluding the preemptive right of the Company's current shareholders and granting priority in the subscription of Shares, in accordance with the provisions of article 172, item I, of the Brazilian Corporation Law, and under the terms of article 8 of the Company's Bylaws, the Priority Rights having been granted. Of the total issue price, R$ 600,000,000.00 (six hundred million reais) will be allocated to the capital stock account and R$ 4,800,000,000.00 (four billion eight hundred million reais) will be allocated to the capital reserve, pursuant to article 14, sole paragraph, of the Brazilian Corporation Law. Thus, the Company's capital stock shall exceed from R$ 13,053,417,953.36 (thirteen billion fifty-three million four hundred seventeen thousand nine hundred fifty-three reais and thirty-six hundredths centavos), divided into 1,082,473,246 (one billion eighty-two million four hundred seventy-three thousand two hundred forty-six) common shares, to R$ 13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common, registered, book-entry shares and without par value. The new Shares issued will grant their holders the same rights granted to holders of other shares issued by the Company, pursuant to the Bylaws and the applicable legislation, being entitled to receive full dividends and other earnings of any nature that may be declared by the Company as of this date;
5.3	in view of the previous resolutions, confirm the subscription of the 500,000,000 Shares initially offered, as well as 100,000,000 (one hundred million) Additional Shares (as defined in the Brazilian Placement Agreement), totaling 600,000,000 (six hundred million) Shares, and ratify, due to the resolution taken in item 5.2 above, and in view of the firm settlement guarantee (garantia firme de liquidação) provided by the Brazilian Placement Agents, the increase in the Company's capital in the amount of R$ 5,400,000,000.00 (five billion, four hundred million reais), provided that (i) R$ 600,000,000.00 (six hundred million reais) will be allocated to the capital stock account; and (ii) R$ 4,800,000,000.00 (four billion eight hundred million reais) will be allocated to the capital reserve through the issuance of 600,000,000 (six hundred million) new common shares, all registered, book-entry and without par value;

5.4	in view of the ratification of the capital increase subject to the resolution of items 5.2 and 5.3 above, approve, ad referendum of the next Shareholders’ Meeting of the Company, the modification of the caput of article 5 of the Bylaws to reflect the increase in the Company's capital stock, which will come into force with the following wording:

“Article 5. The Company's share capital is R$ 13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos, fully subscribed and paid-in, divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.”

5.5	authorization for the Company's Board of Executive Officers to take the necessary measures and carry out all acts necessary for the subscription of Shares under the Offering, including the execution of all related documents and contracts, as necessary, as well as the ratification of the acts that the Company's Board of Executive Officers has already practiced under the Offering.
6	DOCUMENTS FILED AT THE COMPANY: The documents that supported the deliberations made by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's head office, as well as the voting instruction sent by the Board member Mr Pedro de Camargo Neto.
7	CLOSURE: There being no further matters to be discussed, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the members of the Board of Directors present. Signatures: Presiding Board: Mr. Marcos Antonio Molina dos Santos – Chairman; and Mr. Bruno Machado Ferla – Secretary. Members of the Board of Directors: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mrs. Deborah Stern Vieitas, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mr. Aldo Luiz Mendes.

This is a true copy of the minutes drawn up in the proper book.

São Paulo, July 13, 2023.

Bruno Machado Ferla Secretary

BRF S.A.
Publicly-Held Company
CNPJ No. 01.838.723/0001-27
NIRE 42.300.034.240

Exhibit I

Opinion of BRF S.A.’s Fiscal Council

The members of BRF S.A.’s Fiscal Council examined the proposal to increase the Company's capital stock, within the limit of the authorized capital, within the scope of the public offering for distribution of common, registered, book-entry shares without par value, free and clear of any liens or encumbrances, issued by the Company ("Shares"), under the terms of the Resolution of the Brazilian Securities and Exchange Commission No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), carried out in Brazil, with placement efforts abroad, according to the terms and conditions approved by the Company's Board of Directors at a meeting held on July 3, 2023 ("Offering"), and expressed a favorable opinion on the approval of said capital increase through the issuance of 600,000,000 (six hundred million) Shares at a price of R$ 9.00 (nine reais) per Share, determined through a procedure for collecting investment intentions carried out in Brazil, exclusively with professional investors, and abroad with foreign investors (bookbuilding procedure).

São Paulo, July 13, 2023.

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Attilio Guaspari

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Bernardo Szpigel

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Marco Antônio Peixoto Simões Velozo